Securities and Exchange Commission

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PHOTOMEDEX, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
 (Class of Securities)

719358301
(CUSIP Number)

Yoav Ben Dror
147 Keystone Drive,
Montgomeryville, PA 18936
(845) 398-1647

with a copy to:
Davis Woodward
PhotoMedex, Inc.
147 Keystone Drive
Montgomeryville, PA 18936
(215) 619-3600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 13, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13-d1(e), 240.13d1(f) or 240.13d-1(g), check the following box  ☐ .

1	NAMES OF REPORTING PERSON: Yoav Ben Dror
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 1,365,921
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,365,921
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 1,365,921
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 7.3%
14	TYPE OF REPORTING PERSON: IN

Item 1 Security and Issuer

This statement relates to the common stock, $0.01 par value (the “Shares”), of PhotoMedex, Inc. (the “Issuer”).  The principal executive offices of the Company are located at 147 Keystone Drive, Montgomeryville, PA 18936.

Item 2 Identity and Background

This statement is being filed by Yoav Ben Dror, a citizen of Israel (the “Reporting Person”).  The Reporting person is a self-employed businessman and his business address is 147 Keystone Drive, Montgomeryville, PA 18936.

The Reporting Person is also a Director of the Issuer, a Global Skin Health Solutions™ company that provides integrated disease management and aesthetic solutions through complementary laser and light-based devices, and skincare products.  The address of the Issuer is 147 Keystone Drive, Montgomeryville, PA 18936.

The Reporting Person has not been a party to any criminal proceeding in the past five years, nor has the Reporting Person been in involved in any civil proceeding regarding violations of federal or state securities laws during the past five years.

Item 3 Source and Amount of Funds or Other Consideration

As described below, the shares to which this Schedule 13D relates were received by the Reporting Person as merger consideration and thus no funds were used for such purpose.

Item 4 Purpose of Transaction

On December 13, 2011 (the “Closing Date”), Radiancy, Inc. (“Radiancy”) merged with PHMD Merger Sub, Inc. (“Merger Sub”), a Delaware corporation and wholly-owned subsidiary of the Issuer, and Radiancy became a majority-owned subsidiary of the Issuer pursuant to the terms and conditions of the Amended and Restated Agreement and Plan of Merger, dated as of October 31, 2011, by and among the Issuer, Radiancy and Merger Sub (the “merger”). In connection with the merger, the Issuer caused to be paid or issued to stockholders of record of Radiancy, except Radiancy (Israel) Ltd., as of the Closing Date, an aggregate of Fifteen Million Eighty-Four Thousand, Three Hundred Seventy (15,084,370) newly issued Shares, in exchange for their shares of Radiancy stock.

Prior to the Merger, the Reporting Person may be deemed to have beneficially owned 62,189 shares of Radiancy common stock and 616,952 Radiancy stock options, which were exchanged for an aggregate of 1,365,921 Shares. 1,250,843 Shares are held through Edom Trusts (Employee Compensations), Trustee for the Reporting Person (“Edom”).  125,078 Shares are held through Gohan Investments Ltd, a holding company owned by the Reporting Person (“Gohan”).  The Reporting Person is the sole director of Gohan. Gohan does not have any officers. The Reporting Person has sole voting and/or dispositive power over shares held by Edom and Gohan.

In connection with the consummation of the merger, the issued and outstanding Shares of the Issuer increased to 18,820,852 Shares.

Item 5 Interest in Securities of the Issuer

(a)	The Reporting Person owns 1,365,921 Shares, which represent 7.3% of the issued and outstanding Shares.
(b)	The Reporting Person possesses sole power to vote and dispose of his Shares described in Item 5(a) herein.
(c)	None.
(d)	No person is known to have the right to receive, or the powers to direct the receipt of, dividends from, or the proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of December 13, 2011, in connection with the consummation of the merger, the Reporting Person, along with the executive officers and directors of the post-merger Issuer, delivered to the Issuer a lock-up agreement (a “Lock-Up Agreement”). Pursuant to the terms of the Lock-Up Agreements, the Reporting Person agreed that, for a period of six months following the Closing Date, without the prior written consent of the Issuer, he: (i) will not, directly or indirectly, offer, sell, agree to offer or sell, solicit offers to purchase, sell or grant any option, right or warrant for the sale of, assign, transfer, pledge, borrow or otherwise dispose of, any equity securities of the Company or any other securities convertible into such securities of the Issuer (such securities, collectively, the “Lock-Up Securities”); (ii) will not establish or increase any “put equivalent position” or liquidate or decrease any “call equivalent position” (in each case within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder) with respect to any Lock-Up Securities, or otherwise enter into any swap, derivative or other transaction or arrangement that transfers to another, in whole or in part, directly or indirectly, any economic consequence of ownership of any Lock-Up Securities, whether or not such transaction is to be settled by delivery of Lock-Up Securities, other securities, cash or other consideration; or (iii) will not engage in any short selling of any Lock-Up Securities.

The restrictions contained in the Lock-Up Agreement do not apply to any sale or transfer of Lock-Up Securities during the Reporting Peron’s lifetime or on death (i) to the immediate family members (including spouses, significant others, lineal descendants, brothers and sisters) of the Reporting Person; (ii) to a family trust, foundation or partnership established for the exclusive benefit of the Reporting Person or any of the Reporting Person’s immediate family members; (iii) to a charitable foundation controlled by the Reporting Person or any of the Reporting Person’s family members; or (iv) by will or intestacy to the Reporting Person’s immediate family or to a trust, the beneficiaries of which are exclusively the Reporting Person and a member or members of the Reporting Person’s immediate family or a charitable foundation controlled by any such persons, provided in each such case that the transferee thereof agrees to be bound by the restrictions set forth in the Lock-Up Agreement.

The forgoing description of Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the Form of Lock-Up Agreement, which is filed hereto as Exhibit 10.1, and is incorporated by reference.

Item 7 Material to Be Filed as Exhibits

10.1	--
Form of Lock-up Agreement from the officers and directors of PhotoMedex, Inc. to PhotoMedex, Inc., dated as of December 13, 2011(Incorporated by reference to Exhibit 10.1 to the Issuer’s Form 8-K, filed with Commission on December 16, 2011)

SIGNATURE

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated this 23rd day of December, 2011

/s/ Yoav Ben Dror
Yoav Ben Dror